August 13, 2020

Ms. Anne Nguyen Parker

Office Chief

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	LiquidPiston, Inc.
Amendment No. 3 to
Offering Statement on Form 1-A
Filed August 5, 2020
File No. 024-11219

Dear Ms. Parker:

We acknowledge receipt of the comments in your letter dated August 13, 2020 regarding the Offering Statement of LiquidPiston, Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No. 1 to Offering Statement on Form 1-A

Using a credit card to purchase shares may impact the return on your investment, page 9

1.	We note your response to prior comment two. Please revise your risk factor to address all applicable risks referenced in SEC’s Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, including risk to the damage to an investors credit profile. Please consider including a reference to this investor alert in your risk factor.

The Company has revised the risk factor as requested by the Staff. However, the Company believes that the risk of fraud is not applicable in this instance since StartEngine Primary is a registered broker-dealer.

Thank you again for the opportunity to respond to your questions to the Offering Statement of LiquidPiston, Inc. If you have additional questions or comments, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc:	Alec Shkolnik
Chief Executive Officer
LiquidPiston, Inc.